UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934

BAXALTA INCORPORATED

(Name of Issuer)

Common stock, par value $0.01 per share

(Title of Class of Securities)

07177M103

(CUSIP Number)

December 31, 2015

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐ Rule 13d-1(b)

☐ Rule 13d-1(c)

☒ Rule 13d-1(d)

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 07177M103

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Baxter International Inc.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	5	SOLE VOTING POWER 0[1]
	6	SHARED VOTING POWER 0
	7	SOLE DISPOSITIVE POWER 131,902,719
	8	SHARED DISPOSITIVE POWER 0
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 131,902,719
10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES* ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 19.4%[2]
12	TYPE OF REPORTING PERSON* CO

*	SEE INSTRUCTION BEFORE FILLING OUT!

[1]	Pursuant to a Shareholder’s and Registration Rights Agreement, dated as of June 30, 2015, by and between Baxter International Inc. (the “Reporting Person”) and Baxalta Incorporated (the “Issuer”), the Reporting Person granted to the Issuer an irrevocable proxy to vote, with respect to any matter, all of the shares of the Issuer’s common stock owned by the Reporting Person in proportion to the votes cast by the Issuer’s other stockholders on such matter. As a result, the Reporting Person does not exercise voting power over any of the shares of Issuer common stock it beneficially owns.
[2]	The percentage reported in this Schedule 13G is based upon 679,287,500 shares of common stock outstanding as of December 31, 2015 (according to Amendment No. 3 to the Form S-1 filed by the Issuer with the Securities and Exchange Commission on January 26, 2016). Please see the “Explanatory Note” in Item 4 for additional information regarding the Reporting Person’s holdings subsequent to December 31, 2015.

Item 1.

(a)	Name of Issuer

Baxalta Incorporated

(b)	Address of Issuer’s Principal Executive Offices

1200 Lakeside Drive

Bannockburn, Illinois 60015

Item 2.

(a)	Name of Person Filing

This filing is made by Baxter International Inc.

(b)	Address of Principal Business Office or, if none, Residence

One Baxter Parkway, Deerfield, Illinois 60015

(c)	Citizenship

Baxter International Inc. is a Delaware corporation

(d)	Title of Class of Securities

Common Stock, par value $0.01 per share

(e)	CUSIP Number

07177M103

Item 3.	If this statement is filed pursuant to §§ 240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:

(a)	☐	Broker or dealer registered under Section 15 of the Act.

(b)	☐	Bank as defined in Section 3(a)(6) of the Act.

(c)	☐	Insurance company as defined in Section 3(a)(19) of the Act.

(d)	☐	Investment company registered under Section 8 of the Investment Company Act of 1940.

(e)	☐	An investment adviser in accordance with § 240.13d-1(b)(1)(ii)(E).

(f)	☐	An employee benefit plan or endowment fund in accordance with § 240.13d-1(b)(1)(ii)(F).

(g)	☐	A parent holding company or control person in accordance with § 240.13d-1(b)(1)(ii)(G).

(h)	☐	A savings association as defined in Section 3(b) of the Federal Deposit Insurance Act.

(i)	☐	A church plan that is excluded from the definition of an investment company under Section 3(c)(14) of the Investment Company Act of 1940.

(j)	☐	Group, in accordance with § 240.13d-1(b)(1)(ii)(J).

Item 4.	Ownership

Explanatory Note: On July 1, 2015, the Reporting Person distributed 131,902,719 shares of the Issuer’s common stock to the Reporting Person’s stockholders in connection with the separation of its bioscience business to the Issuer and in accordance with the terms of that Separation and Distribution Agreement, dated as of June 30, 2015, by and between the Issuer and the Reporting Person (the “Distribution”).

Subsequent to the Distribution, and after the date reported on the cover page of this Schedule 13G, the Reporting Person, pursuant to an Exchange Agreement, dated as of January 27, 2016, by and between the Reporting Person and Chase Lincoln First Commercial Corporation (“Chase Lincoln”), transferred 37,573,040 shares of the Issuer’s common stock to Chase Lincoln in exchange for the extinguishment in full and termination of all of the outstanding loan obligations under a 364-day credit agreement between the Reporting Person, Chase Lincoln and the other parties thereto (the “Transfer”). Following the completion of the Transfer, the Reporting Person holds approximately 13.9%, or 94,329,679 shares, of the Issuer’s outstanding common stock.

(a)	Amount Beneficially Owned

See the response to Item 9 on the attached cover page and the explanatory note above.

(b)	Percent of Class

See the response to Item 11 on the attached cover page and the explanatory note above.

(c)	Number of shares as to which such person has:

(i)	Sole power to vote or to direct the vote

See the response to Item 5 on the attached cover page and the explanatory note above.

(ii)	Shared power to vote or to direct the vote

See the response to Item 6 on the attached cover page and the explanatory note above.

(iii)	Sole power to dispose or to direct the disposition of

See the response to Item 7 on the attached cover page and the explanatory note above.

(iv)	Shared power to dispose or to direct the disposition of

See the response to Item 8 on the attached cover page and the explanatory note above.

Item 5.	Ownership of Five Percent or Less of a Class

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following  ☐.

Item 6.	Ownership of More than Five Percent on Behalf of Another Person.

Not applicable.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company

Not applicable.

Item 8.	Identification and Classification of Members of the Group

Not applicable.

Item 9.	Notice of Dissolution of Group

Not applicable.

Item 10.	Certification

Not applicable.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

February 12, 2016
Date /s/ David P. Scharf
By:	David P. Scharf, Corporate Vice President, General Counsel & Corporate Secretary